August 19, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Richard Rappaport, President
SRKP 3, Inc.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

RE:     SRKP 3, Inc.
	Form SB-2
	SEC File No. 333-126441

Dear Mr. Rappaport:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.
2. Please file all exhibits, including, but not limited to, the Escrow agreement and the legality opinion and consent, as soon as practicable to allow sufficient time for the staff to review them. Please supplementally provide us with forms of any exhibits which you do not file with the next amendment to allow us to comment in a timely manner.

Cover Page
3. Please delete the statement that this price is an estimate of market value for purposes of this offering.
Summary Financial Information, page 3
4. Please update the numbers to the most recent date practicable and revise throughout the prospectus, if applicable.

Risk Factors, page 4
5. Remove from the first paragraph of this risk factor section the following: "that we are currently aware of"; and "including, but not limited to, those risk factors discussed below." All material risk factors should be disclosed in this section. If risks are not material they should not be referenced. Please revise accordingly.
Rights and Protections Under Securities Act Rule 419, page 8
6. In the second from the last paragraph on page 8, in your disclosure regarding the return of the escrowed funds, please add that, if you return them, you will send the funds by "first class mail or other equally prompt means to the purchaser." Do the same under "Rights and Protections Under the Terms and Provisions of the
Escrow Agreement" on page 9.

Rights to Information, page 9
7. Please combine into one section all the information required by
Item 101(c). Presently, this section and that entitled "Where You Can Find More Information" on page 26 contain parts of the information the Item requires. Also, use the new address of the
Commission: 100 F Street, N.E., Washington, DC 20549.

Capitalization, page 11
8. Please update the information to the most recent date practicable.
9. In the second paragraph you have disclosed that Mr. Krinsky "will not be an associated person of a broker or dealer at the time of his participation in the sale of [your] securities." We note the following:
* Mr. Krinsky is on a management team that includes two persons who control a broker/dealer,
* The issuer itself is controlled by affiliated person of a broker/dealer,
* Mr. Krinsky`s address listed under your Item 403 of Regulation S-B disclosure indicates he shares the same address as a broker/dealer, and
* It appears that Mr. Krinsky will be conducting the offering from the offices of a broker/dealer since this is a self-underwritten offering.

Considering the foregoing, please advise us of how Mr. Krinsky is not
an associated person of a broker or dealer. Upon receipt of your analysis, we may forward your response to the Division of Market Regulation and have further comments.
10. We note that Mr. Krinsky is the person who will conduct the self-
underwritten offering of SRKP 1, 2, and 3. In light of the restrictions under Rule 3a4-1(a)(4)(iii) of the Securities Exchange
Act of 1934, please revise to discuss the day to day activities
Mr.
Krinsky will engage in while conducting the offering of all three companies. Explain how he will determine which companies shares he will offer to each person he contacts.  Discuss how he will
"contact
potential investors." Clarify if the recipients of the prospectus are already aware that they will receive a copy of this document. Will all responses to inquiries be conducted out of your offices? Will he also participate in the search for a target company?
11. We note that you indicate that you will file an amendment to the
registration statement with the Commission in the event you retain
a
broker who may be deemed an underwriter.   Please revise the
disclosure to indicate that: if the company enters into an
agreement,
after effectiveness, to retain a broker-dealer and the broker-
dealer
is acting as an underwriter then the company needs to file a post-effective amendment to the registration statement identifying the broker-dealer and providing the required information on the plan of distribution; and you must file the agreement as an exhibit to the registration statement. Please note that, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and
arrangements from the NASD Corporate Finance Department.   We may
have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  Thomas J. Poletti
      By facsimile to 310-552-5001

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Richard Rappaport, President
SRKP 3, Inc.
August 19, 2005
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